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                          April 5, 2021

       Todd M. Fruchterman, M.D., Ph.D.
       President and Chief Executive Officer
       Butterfly Network, Inc.
       530 Old Whitfield Street
       Guilford, CT 06437

                                                        Re: Butterfly Network,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 29,
2021
                                                            File No. 333-254836

       Dear Dr. Fruchterman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences